IBDO	BOO Spicers Chartered Accountants & Advisers

AUDITORS’ REPORT

To the shareholders of International Resource Management (NZ) Limited

We have audited the financial stateRents on pages 2 to 6. The financial statements provide information abcptthe past uncial performance of the company and its financial position as at 31 Malch 30t*. This information is stated in accordance with the accounting policies set out on pages 5 to 6.

Directors’ Responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company as at 31 March 2005 and the results of its operations for the year ended on that date.

Auditors’ Responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

•	the significant estimates and judgements made by the Directors in the preparation of the financial statements, and

•	whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the New Zealand Institute of Chartered Accountants. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditor we have provided financial reporting and tax advisory services to the Company. We have no other interests in, the company.

NATIONAL PROCESSING CENTRE

2 3 DEC 2015 RECEIVED

IBDO	BDO Spicers Chartered Accountants & Advisers

Basis of Going Concern

We acknowledge that the Company has a deficiency in working capital and equity at balance date. In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements regarding the continuation of support from the Directors. The financial statements have been prepared on a going concern basis, the validity of which depends upon financial support being available until such time as the company is able to meets its obligations as they fall due. The financial statements do not include any adjustment that would result if the support was withdrawn. Details of the circumstances relating to this explanatory paragraph are described in the notes to the accounts. Our opinion is not qualified in this respect.

Unqualified Audit Opinion

We have obtained all the information and explanations we have required. In our opinion:

•	proper accounting records have been kept by the company as far as appears from our examination of those records; and

•	the financial statements on pages 2 to 6:

—	comply with generally accepted accounting practice in New Zealand; and

give a true and fair view of the financial position of the company as at 31 March 2005 and the results of its operations for the year ended on that date.

Our audit was completed on 5 September 2005 and our unqualified opinion is expressed as at that date.

BDO Spicers
Chartered Accountants
Wellington, New Zealand

INTERNATIONAL RESOURCE MANAGEMENT (NZ) LIMITED
FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 MARCH 2005

International Resource Management (NZ) Limited

Annual Report
for the Period Ended 31 March 2005

INTERNATIONAL RESOURCE MANAGEMENT (NZ) LIMITED

Company Directory

COMPANY NUMBER
1588700

SHARE CAPITAL
62 Ordinary Shares

DIRECTORS
Derek Michael Willshee
James Robert Zadko

REGISTERED OFFICE
Level 2
BDO House
99-105 Customhouse Quay
Wellington

NATURE OF BUSINESS
Gas & Oil Exploration

ACCOUNTANTS
BDO Spicers
Wellington

BDO SPICERS
Chartered Accountants and Advisers

INTERNATIONAL RESOURCE MANAGEMENT (NZ) LIMITED

Statement of Financial Performance
For the Period Ended 31 March 2005

2005 S
Revenue
Less Expenses
Audit Fees	1,000
Total Expenses	1,000
Surplus/(Deficit) before Taxation	(1,000)
Net Surplus/(Deficit) after Taxation	($1,000)

This statement should be read with the
Accountants’ Statement and Notes to the Financial Statements

BDO SPICERS
Chartered Accountants and Advisers

INTERNATIONAL RESOURCE MANAGEMENT (NZ) LIMITED

Statement of Movements in Equity For
the Period Ended 31 March 2005

2005 S
Net Surplus for the Year	(1,000)
Total Recognised Revenues and Expenses	(1,000)
Movement in Equity for the period	(1,000)
Equity at the Beginning of the Period
Equity at the End of the Period	($1,000)

This statement should be read with the
Accountants’ Stiitenient.and Notes’ to the Financial Statements

BDO SPICERS
Chartered Accountants and Advisers

[BDO SPICERS
WELLINGTON STAMP]

Statement of Financial Position
As at 31 March 2005

Note 2005
Current Assets
Current Liabilities
Accruals	1,000
Total Current Liabilities	1,000
(1,000)
Working Capital/(Deficit)	(S1,000)
Non Current Assets
Non Current Liabilities
Net Assets/(Liabilities)	(1,000)
Equity	(S1,000)

For and on behalf of the Board:

Director	/s/ [Graphic Omitted]	Director	/s/ [Graphic Omitted]
Date	5-9-05	Date	5-9-05

This statement should be read with the
Accountants’ Stiitenient.and Notes’ to the Financial Statements

069-010ERS
Chartered Accountants and Advisers

[BDO SPICERS
WELLINGTON STAMP]

INTERNATIONAL RESOURCE MANAGEMENT (NZ) LIMITED

Notes to the Financial Statements For
the Period ended 31 March 2005

1.	STATEMENT OF ACCOUNTING POLICIES

Reporting Entity

The financial statements presented here are for the entity International Resource Management (NZ) Limited.

Reporting Basis

The financial statements have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993.

Differential Reporting

International Resource Management (NZ) Limited is a qualifying entity within the New Zealand Institute of Chartered Accountant’s Differential Reporting Framework. The Company is not publicly accountable and the Owners and the Governing Body are not seperate. International Resource Management (NZ) Limited has taken advantage of all differential reporting concessions.

Measurement Base

The measurement basis adopted is historical cost.

Going Concern

Notwithstanding the Companies deficiency in working capital and deficiency in equity, the financial statements have been prepared on a going concern basis after receiving a guarantee of financial support from the Directors and the belief that continued financial support will be made available.

Capitalised Petroleum Exploration Expenditure

Petroleum exploration expenditure carried forward represents an accumulation of all costs incurred by the Company in relation to interests for which rights of tenure are held.

Under the full cost method of accounting, exploration expenditure is only written off in the in the statement of financial performance in the period when the decision to abandon an area of interest is made, or upon commencement of production. An area of interest is defined by the Company as a licence or permit area.

BDO SPICERS
Chartered Accountants and Advisers

INTERNATIONAL RESOURCE MANAGEMENT (NZ) LIMITED

Notes to the Financial Statements For
the Period ended 31 March 2005

Taxation

Provision is made for taxation after taking full advantage of all deductions and concessions permitted using the taxes payable method.

Goods and Services Tax

The financial statements have been prepared using GST exclusive figures.

Changes in Accounting Policies

There have been no changes in accounting policies.

Comparative Figures

As this is the first period of business there are no comparative figures. The Company was incorporated on 16 December 2004.

2.	NATURE OF BUSINESS

Gas and Oil Exploration.

3.	SUBSEQUENT EVENTS

On 31 August 2005 the Company changed its name to Arrowhead Energy Limited.

4.	CAPITAL COMMITMENTS

There are no capital commitments as at 31 March 2005

5.	CONTINGENT LIABILITIES

There are no contingent liabilities as at 31 March 2005

BDO SPICERS
Chartered Accountants and Advisers